UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT (Free translation)

CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76 (“Corporation Law”), and Brazilian Securities Commission (“CVM”) Instruction No. 358/2002, and in addition to the Material Fact published today as well, informs to its shareholders and to the market in general that, the Chairman of the Board of Directors received today from its shareholder Energia São Paulo Fundo de Investimento em Ações, a member of CPFL Energia’s controlling group, the letter transcribed below, informing the right of joint sale (tag along) according to the Shareholders Agreement, selling together with ESC Energia S.A. and Camargo Corrêa S.A. the totality of its stake bound to the Shareholders Agreement of the Company to State Grid Power Brazil Participações Ltda., a subsidiary of State Grid International Development Limited (“State Grid”):

“São Paulo, September 27, 2016.

To

CHAIRMAN OF THE BOARD OF DIRECTORS OF CPFL ENERGIA S.A.

Mr. Murilo Cesar Lemos dos Santos Passos

Rua Gomes de Carvalho, nº 1.510, 14° andar, conjunto 142

Vila Olímpia, São Paulo/SP

CEP 04.547-005

With a copy to:

ESC ENERGIA S.A.

Av. Juscelino Kubitschek, n° 1.909, 27° andar, sala 11

Vila Olímpia, São Paulo/SP

CEP 04.543-907

CAMARGO CORREA S.A.

Av. Juscelino Kubitschek, n° 1.909, 27° andar, Torre Norte

Vila Olímpia, São Paulo/SP

CEP 04.543-907

BB CARTEIRA LIVRE I FUNDO DE INVESTIMENTOS EM AÇÕES

Managed by BB Gestão de Recursos – DTVM S.A.

Praça XV de Novembro, n° 20, salas 201, 202, 301 e 302

Centro, Rio de Janeiro/RJ

CEP 20.010-010

PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil

Centro Empresarial Mourisco (Torre Pão de Açúcar)

Praia de Botafogo, n° 501 – 3° e 4° andares

Botafogo, Rio de Janeiro/RJ

CEP 22.250-040

Subject: Manifestation of the right of joint sale (tag along) as well as the provisions of the clause 11.4 of the Shareholders Agreement of CPFL Energia S.A. (“CPFL” ou “Companhia”)

Dear Sir,

Energia São Paulo Fundo de Investimentos em Ações, Bonaire Participações S.A., Fundação Cesp,  Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social- Petros e Fundação Sabesp de Seguridade Social – SABESPREV informs, through this letter and in answer to the “Notification of Transfer of Shares” sent by Camargo Corrêa S.A. in September 02, 2016, MANIFEST, irrevocably and irreversibly, exercise the right of joint sale (tag along) as well as the provisions of the clause 11.4 (III) of the Shareholders Agreement of CPFL, selling the totality of its stake bound to the Shareholders Agreement of the Company, and the bonus shares resulting from the referred Agreement.

It is important to note that the shareholders are holders and legitimate owners (direct or indirect) of 112,196,990 voting shares bound to the Shareholders Agreement and 2,813,417 bonus shares not bound to the Shareholders Agreement, that will be sold to State Grid Brazill Power  Participações Ltda., through the joint of the shareholders to the Share Purchase Agreement (Share Purchase Agreement) celebrated between State Grid International Development Limited, State Grid Brazil Power Participações Ltda, ESC Energia S.A. and Camargo Corrêa S.A., in September 2, 2016,  as well as the provisions of the clause 10.2 of the Share Purchase Agreement.

We are available for any further additional clarifications that may be necessary.

Best Regards,

ENERGIA SÃO PAULO FUNDO DE INVESTIMENTOS EM AÇÕES

BONAIRE PARTICIPAÇÕES S.A.

FUNDAÇÃO CESP

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL – PETROS

FUNDAÇÃO SABESP DE SEGURIDADE SOCIAL - SABESPREV”

The Company will inform its shareholders and the market in general any material developments regarding the facts now reported that are informed by the parties to the transaction.

São Paulo, September 28, 2016

Andre Dorf

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 28, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.